Exhibit (a)(1)(C)

MARVELL TECHNOLOGY GROUP LTD.

Tender Offer Election Form

Please read the Election Form Terms & Conditions. You must read this document in order to make an election. Before completing this Election Form, please make sure that you received, read and understand the documents that make up this offer, including:

•                  Offer to Amend the Exercise Price of Certain Options (the “Offer to Amend”);

•                  Email from Michael Rashkin dated November 13, 2007;

•                  Tender Offer Election Agreement Terms & Conditions (the “Election Form”);

•                  Employee presentations describing the Offer to Amend; and

•                  Your personalized addendum containing information regarding your Eligible Options.

Election

Please select the appropriate box below to indicate your acceptance or rejection of the offer. If you wish to participate in the offer, you must accept the offer with respect to all of your eligible options listed on your Addendum. Any attempt to accept the offer with respect to only a portion of your eligible options will be null and void.

(Selection Required)

☐  ACCEPT: I have read the terms and conditions and wish to participate in the offer. If I have previously rejected the offer, this will act as a withdrawal of that rejection and I will participate in the offer.

☐  REJECT: I wish to reject the offer. If I have previously accepted the offer, this will act as a withdrawal of that acceptance and I will not participate in the offer.

Election of Restricted Stock Unit Tax Withholding Obligation

You will have taxable income when your RSUs (if any) vest, at which time Marvell will have a tax withholding obligation.

Tax Withholding Obligation

Please indicate how you would like to satisfy the tax withholding obligations that arise upon the vesting of your RSUs (if any), by selecting your choice below:

(Selection Required)

☐ Check

I will submit a check to Marvell within 3 business days of the date the RSUs are settled in an amount equal to the minimum statutory amount of taxes required to be withheld.

☐ Sell – Cover

I will have Marvell apply the proceeds from the sale of otherwise deliverable shares of Marvell common stock subject to the RSU grant to satisfy the minimum statutory amount of taxes required to be withheld. No fractional shares of Marvell common stock will be sold; to the extent any portion of the minimum statutory tax withholding obligation remains after the sale of such shares, Marvell will withhold from my paycheck such applicable amount.

☐ Sell – All

I will have Marvell apply the proceeds from the sale of all of the otherwise deliverable shares of Marvell common stock subject to the RSU grant to satisfy the minimum statutory amount of taxes required to be withheld and have the remaining proceeds paid to me in cash.

Your choice for how to satisfy the tax withholding obligations will apply to all vesting dates with respect to your RSU grants (if any). If you would like to change your instructions, please contact Stock Administration at least 3 business days before the next vesting date.  Changes submitted less than 3 business days before the next vesting date may not be processed until the following vesting date.

Election Form Terms & Conditions

1. I agree that my decision to accept or reject the offer with respect to all of my eligible options is entirely voluntary and is subject to the terms and conditions of the Offer to Amend.

2. I agree and acknowledge that, if I submit an Election Form in which I have selected “REJECT,” I have rejected the offer with respect to all of my eligible options and my eligible options may be subject to the adverse personal tax consequences described in the Offer to Amend.

3. I agree that, if prior to the expiration of the offer, I exercise my eligible options (or a portion thereof) with respect to which I have accepted the offer, such option(s) no longer will be eligible for amendment pursuant to the terms of the offer and I will not receive any cash payment or RSUs with respect to such option(s).  Additionally, I acknowledge that the exercised options may be subject to adverse tax consequences.

4. I understand that I may change my election at any time by completing and submitting an Election Form before 9:00 p.m. Pacific Time, on December 12, 2007 (unless the offer is otherwise extended) and that any Election Form submitted and/or received after such time will be void and of no further force and effect.

5. If my service with Marvell terminates prior to the expiration of the offer, I understand that I will cease to be an eligible employee under the terms of the Offer to Amend and any election that I have made prior to the termination of my employment to amend my eligible options will be ineffective. As a result, my eligible options will not be amended under the Offer to Amend and I will not receive any cash payment or RSUs.

6. I agree that decisions with respect to future grants under Marvell’s equity compensation plans, if any, will be at the sole discretion of Marvell.

7. I agree that: (i) the offer is discretionary in nature and may be suspended or terminated by Marvell, in accordance with the terms set forth in the Offer to Amend, at any time prior to the amendment of the eligible options; (ii) Marvell may, at its discretion, refuse to accept my election to participate; and (iii) the offer is a one-time offer which does not create any contractual or other right to receive future offers, options or benefits in lieu of offers.

8. I agree that: (i) the value of any RSU grants, cash payments and participation in the offer made pursuant to the offer is an extraordinary item of income which is outside the scope of my employment contract, if any; (ii) the offer value of any RSU grants or cash payments made pursuant to the offer is not part of normal or expected compensation for any purpose, including but not limited to purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

9. Neither my participation in the offer nor this Election Form shall be construed so as to grant me any right to remain in the employ of Marvell or any of its subsidiaries and shall not interfere with the ability of my current employer to terminate my employment relationship at any time with or without cause (subject to the terms of my employment contract, if any).

10. For the exclusive purpose of implementing, administering and managing my participation in the offer, I hereby explicitly and unambiguously consent to the collection, receipt, use, retention and transfer, in electronic or other form, of my personal data as described in this document by and among, as applicable, my employer and Marvell and its subsidiaries. I understand that Marvell and my employer hold certain personal information about me, including, but not limited to, my name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in Marvell, details of all options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in my favor, for the purpose of implementing, administering and managing the offer (“Data”). I understand that Data may be transferred to any third parties assisting in the implementation, administration and management of the offer, that these recipients may be located in my country or elsewhere, and that the recipient’s country may have different data privacy laws and protections than my country. I understand that I may request a list with the names and addresses of any potential recipients of the Data by contacting my local human resources department representative. I authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing my participation in the offer. I understand that Data will be held only as long as is necessary to implement, administer and manage my participation in the offer. I understand that I may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing my local human resources department representative. I understand, however, that refusing or withdrawing my consent may affect my ability to participate in the offer. For more information on the consequences of my refusal to consent or withdrawal of consent, I understand that I may contact my local human resources department representative.

11. Regardless of any action that Marvell or a subsidiary of Marvell takes with respect to any or all income tax, social insurance, payroll tax or other tax-related withholding related to the offer (“Applicable Withholdings”), I acknowledge that the ultimate liability for all Applicable Withholdings is and remains my sole responsibility. In that regard, I authorize Marvell and/or its subsidiaries to withhold all Applicable Withholdings legally payable by me from my wages or other cash payment paid to me by Marvell and/or its subsidiaries. Finally, I agree to pay to Marvell or its subsidiary any amount of Applicable Withholdings that Marvell or its subsidiary may be required to withhold as a result of my participation in the offer if Marvell does not satisfy the Applicable Withholdings through other means.

12. I acknowledge that I may be accepting part or all of the offer and the terms and conditions of this Election Form in English and I agree to be bound accordingly.

13. I acknowledge and agree that none of Marvell, Glenn Smith, a professional corporation, or any of their respective employees or agents, has made any recommendation to me as to whether or not I should accept the Offer to Amend my Eligible Options and that I am not relying on any information or representation made by any such person in accepting or rejecting the Offer to Amend, other than any information contained in the Offering Documents.

14. I agree that participation in the offer is governed by the terms and conditions set forth in the Offer Documents and this Election Form. I have received the Offer Documents and have been afforded the opportunity to consult with my own investment, legal and/or tax advisors before making this election and that I have knowingly accepted or rejected the offer. I agree to accept as binding, conclusive and final all decisions or interpretations of Marvell upon any questions relating to the offer and this Election Form.

15. I further understand that Marvell intends to send me an Election Confirmation Statement via email at my Marvell email address within two business days after the submission of my Election Form. If I have not received such an email confirmation, I understand that it is my responsibility to ensure that my Election Form has been received before 9:00 p.m. Pacific Time, on December 12, 2007. I understand that only responses that are complete, signed (electronically or otherwise) and actually received by Marvell before the deadline will be accepted.

(Required)

☐  I acknowledge and agree with the terms and conditions stated above.

Employee Signature

Employee Name (Please Print)

Corporate Email Address	Date